Power-One, Inc.
740 Calle Plano
Camarillo, California 93012

April 16, 2010

VIA EDGAR AND HAND DELIVERY

Attn: Tom Jones

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:      New Power-One, Inc.

Registration Statement on S-4 filed March 17, 2010

File No. 333-165533

Dear Mr. Jones:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated April 13, 2010 (the “Comment Letter”), regarding the above-captioned Registration Statement of New Power-One, Inc. (the “Company” or “we”) on Form S-4 filed with the Securities and Exchange Commission on March 17, 2010 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed concurrently herewith (“Amendment No. 1”).  We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 1 in paper format marked to show changes from the Registration Statement as originally filed.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text.

1.                                       Please ensure that you clearly present the factors motivating your proposal.  For example:

•                  From your disclosure it is unclear why the reorganization has been proposed at this time.  For instance, your disclosure does not indicate the reasons why the reorganization was not previously proposed, nor why the board decided to propose the transaction now as opposed to some point in the future.

•                  Please also expand your disclosure to describe, if applicable, the extent to which the fact that you have experienced 30% aggregate share ownership transfer during the past three years was a factor as to the timing of your proposal.

•                  Clarify, if true, that the board determined a limitation of 5% ownership with reference to the definition of “ownership change” set forth in Section 382 of the Internal Revenue Code.

•                  If you were motivated to recommend the proposal based on one primary factor, and other factors merely supported your decision, please ensure that the primary factor is identified as such, is prominently presented throughout your prospectus where you describe this proposal, and is fully explained in an appropriate section of your document.  For example, if you are proposing the reorganization at this time primarily in response to the aggregate 30% ownership change that has occurred within the past three years, please make that clear.

We acknowledge the Staff’s comment and have expanded the disclosure in Amendment No. 1 regarding the various factors motivating the proposed reorganization, including the extent to which our 30% aggregate share ownership transfer during the past three years was a factor as to the timing of the proposed reorganization.

More specifically, we have supplemented and clarified our disclosure in the “Question and Answers” section as to why we are proposing the reorganization at this time, in part, by adding a paragraph in response to the question, “Why is Power-One proposing the Reorganization,” which emphasizes the ownership transfers in excess of 30% that we have experienced, due in part to a recent private placement transaction with Silver Lake Sumeru, and the Company’s current proximity to an ownership change as the primary factors.    In addition, we further explained that the Company recently  amended and restated its rights plan in order to protect the NOLs, but some recent routine investment transactions by certain institutional investors in amounts that the Company believes could jeopardize the NOLs has prompted it to reexamine the efficacy of the protections it has in place under the rights plan and explore alternative methods for preserving the NOLs..  Because of these continued investment transaction, Company management concluded that the deterrent effect of the rights plan had not been an effective method for protecting the Company’s NOLs, whereas, the proposed transfer restrictions would void any prohibited transfer (in excess of the threshold) and treat such transfer as invalid.  Thus, as disclosed in Amendment No. 1, the Company believes the transfer restrictions are a more effective means of protecting the Company’s NOLs than would otherwise be possible with the current rights plan.

The changes described above are also reflected in “Reasons for Transfer Restrictions” on page 33.

In addition, we have clarified in the “Question and Answers” section, under the question, “What transfers will the proposed restrictions prohibit,” that the board set the 5% threshold for purposes of the transfer restrictions based on the rules regarding computation of an “ownership change” in Section 382 of the Internal Revenue Code.

2.                                      Please expand your Q&A to add prominent disclosure of the risks shareholders may face if the reorganization is completed and their shares are subject to the transfer restrictions, such as:

•                  The potential adverse effect that the restrictions may have on liquidity and market price of New Power-One’s stock, as described on page 33.

•                  The potential delays or refusals of certain requested transfers that shareholders may experience, as described on page 31.

•                  The liability that shareholders may incur for damages for certain violations of the transfer restrictions, as described on page 32, and

•                  The anti-takeover effects of the transfer restrictions, as described on page 33.

Further, given these risks, tell us why you believe it is appropriate to state that the restrictions “generally will not affect” less than 5% holders.  Please advise or revise.

In response to the Staff’s comment, we have expanded the disclosure in the “Question and Answers” section of Amendment No. 1 to disclose the risks shareholders may face if the reorganization is completed and their shares are subject to the transfer restrictions, including: the potential adverse effect on the liquidity of the Company’s stock and its market price; the potential to impede or delay third party acquisitions of the Company; and the potential for a stockholder to be liable to the Company for damages suffered by the Company if a stockholder knowingly violates the transfer restrictions.

We believe it is appropriate to state that the restrictions generally will not affect holders of less than 5% of outstanding shares because (i) so long as their trading activities remain below the threshold, there will be no impact whatsoever on such holders and (ii) the remedy generally available in respect of an inadvertent violation by such a holder would be to require the purported transferee to dispose of its shares of stock in excess of 5%.  We have added disclosure in Amendment No. 1 to clarify this.

Summary of Transfer Restrictions, page 30

3.                                      Please disclose the transfer restrictions mentioned in the sixth paragraph of this section.

In response to the Staff’s comment, we have added disclosure of the transfer restrictions applicable to Silver Lake Sumeru.

More specifically, we have disclosed that under the terms of the Securities Purchase Agreement, dated April 23, 2009, between Power-One and Silver Lake Sumeru, Silver Lake Sumeru has agreed to not acquire additional shares of common stock in excess of the greater of (i) 10% of the number of shares of common stock then outstanding (including for the purpose of determining the number of shares outstanding, shares convertible or issuable upon the conversion of certain notes, preferred stock and warrants) and (ii) Silver Lake Sumeru’s beneficial ownership as of the closing (subject to reduction in respect of transfers by Silver Lake Sumeru) plus one percent.

Reasons for Transfer Restrictions, page 33

4.                                      Please expand this section or another appropriate section of your document to discuss any alternatives to the reorganization and transfer restrictions that the board considered adopting “to help preserve the long-term value” of the net operating losses.  If no alternatives were considered, please revise to so state.

We acknowledge the Staff’s comment and have expanded the disclosure in Amendment No. 1 regarding the alternatives to the reorganization and the transfer restrictions that the Company’s board examined to assist in the preservation of the NOLs.

More specifically, we have disclosed that the Company’s board considered extending the rights plan, but, as discussed above, the rights plan does not preclude investors from undertaking transactions that jeopardize the NOLs and did not appear to be an effective deterrent, as it did not appear to be well understood in light of some recent, routine investment activity by certain institutional investors.  The board also considered amending the Company’s existing charter; however, under state law, such transfer restrictions may not be enforceable against a stockholder who did not vote in favor of the amendment.  That could potentially create a situation in which there is disparate treatment among stockholders as well as making the transfer restriction a potentially ineffective device in preventing an “ownership change.’’ After consideration, the board felt that the reorganization would provide the greatest level of protection of the NOLs and the most equitable treatment of stockholders.

The transfer restrictions may not be enforceable, page 34

5.                                      Please tell us the basis for your statement that public companies with similar net operating losses appear to be more frequently implementing actions similar to your proposal.

In response to the Staff’s comment, our outside counsel, Gibson Dunn, has separately transmitted via electronic email to the Staff a list of public companies that have recently undertook actions similar to the Company’s proposed reorganization.

Undertakings, page 11-2

6.                                      Please provide all required undertakings, including those required by Regulation S-K Item 512(a).  Refer to Section II.P of Securities Act Release 6578 (April 23, 1985).

In response to the Staff’s comment, we have revised Item 22 to include undertakings required by Regulation S-K Item 512(g) related to an offering under Rule 145(c).

Per the Staff’s request, we hereby acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (805) 987-8741 or Jennifer Bellah Maguire of Gibson Dunn at (213) 229-7986.

Very truly yours,

/s/ Tina McKnight
Tina McKnight
Secretary and General Counsel

cc:                                 Mary Beth Breslin

Jennifer Bellah Maguire, Gibson, Dunn & Crutcher LLP